The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

04046108

November 8, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Establishment of Joint Venture Company engaged in Small and Medium Enterprises Loan Business

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 29, 2004

Name of listed company:	Mitsui Trust Holdings, Inc.
Head office address:	33-1, Shiba 3-chome, Minato-ku, Tokyo
Code No.:	8309

Establishment of Joint Venture Company engaged in Small and Medium Enterprises Loan Business

Mitsui Trust Holdings, Inc. ("Mitsui Trust") hereby announces that The Chuo Mitsui Trust and Banking Co., Ltd.("Chuo Mitsui"), a subsidiary of Mitsui Trust, will establish a joint venture company with Nissin Co., Ltd.("Nissin"), a major credit and loan company serving small and medium enterprises ("SMEs").
(Nissin is listed in the 1st Section of the Tokyo Stock Exchange and on the New York Stock Exchange.)

1. Purpose of Establishment of the Joint Venture Company

Mitsui Trust will establish a joint venture company with Nissin, to develop new profitable operations by engaging in SMEs loan business. By combining Mitsui Trust's brand value and transaction base with Nissin's sales and credit screening know-how for SMEs loans, the funding needs of SMEs can be precisely served while ensuring profitability.

The product lineup will include unsecured card loans based on same-day screening in principle (0.5 million to 5 million yen) and real estate finance for periods within 2 years (5 million to 1 billion yen), so as to provide quick and highly convenient loans to SMEs. In addition, Mitsui Trust Financial Group will use its real estate business networks for the real estate finance business to meet extensive demand for funds.

2. Outline of the Joint Venture Company

(1) Company name:	Chuo Mitsui Finance Service Co., Ltd.
(2) Location:	2-8, Nihonbashi-Muromachi 3-chome, Chuo-ku, Tokyo
(3) Date of establishment:	November 2004 (scheduled)
(4) Commencement of operations:	January 2005 (scheduled)
(5) Capital:	500 million yen
(6) Equity position:	Chuo Mitsui: 70%, Nissin: 30%
(7) Number of employees:	Approx. 40

3. Outline of Service

(1) Target customers

Companies at least 3 years after its foundation, and individual business owners

(2) Unsecured card loan

i . Contract type:	Credit line agreement
ii . Credit range:	0.5 million to 5 million yen
iii . Credit screening period:	In principle, same-day screening and reply
iv . Purpose of loan:	Business funds
v . Guarantor:	Legal representative/CEO of the company

(3) Real estate finance

i . Contact type:	Loan on deed
ii . Credit range:	5 million to 1 billion yen
iii . Purpose of loan:	Business funds for real estate purchase
iv . Credit duration:	Within 2 years
v . Collateral:	Real estate owned by debtor
vi . Guarantor:	Legal representative/CEO of the company

[For further inquiries concerning this matter]

Public Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
Phone: +81-3-5232-8827

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department